UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): November 19, 2023

Otis Collection LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3316802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6 Harrison Street, 5th Floor, New York, NY 10013
(Full mailing address of principal executive offices)

201-479-4408
(Issuer’s telephone number, including area code)

Series Collection Drop 001, Series Collection Drop 002, Series Collection Drop 003, Series Collection Drop 004, Series Collection Drop 005, Series Collection Drop 006, Series Collection Drop 007, Series Collection Drop 008, Series Collection Drop 009, Series Collection Drop 010, Series Collection Drop 012, Series Collection Drop 013, Series Collection Drop 014, Series Collection Drop 018
(Title of each class of securities issued pursuant to Regulation A)

Item 9
Other Events
Series Collection Drop 003 Underlying Asset Sale
On November 18, 2023, Series Collection Drop 003, a series of Otis Collection LLC, a Delaware series limited liability company (the “Company”), sold the asset of such series, a 9.8 CGC-graded Giant-Sized X-Men #1 comic, for $20,350 inclusive of auction house “enhanced hammer” versus the Series Collection Drop 003 offering amount of $12,500. In connection with the sale, Otis Wealth, Inc. (the “Manager”) will assume any remaining outstanding but unpaid Series Collection Drop 003 acquisition and offering expenses and waived any and all rights to receive the 10% distribution pursuant to Section 7.02 of the Company’s limited liability company agreement, dated October 10, 2019, as amended. This will result in a net gain to holders of interests in Series Collection Drop 003. The closing of the sale was consummated on November 19, 2023.
The Manager, as the manager of Series Collection Drop 003, has been appointed as liquidator and will distribute to holders of interests in Series Collection Drop 003 all of the remaining assets (which consist only of cash) of Series Collection Drop 003, after making provision for taxes and liabilities of Series Collection Drop 003, if any. After making such distribution, the Manager intends to begin winding up Series Collection Drop 003 as the series will no longer have any assets or liabilities. For the avoidance of doubt, the liquidator has not withheld any distribution for taxes related to the gain on the sale for individual holders of interests in Series Collection Drop 003.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2023	OTIS COLLECTION LLC By: Otis Wealth, Inc., its managing member

/s/ Keith Marshall
Name: Keith Marshall
Title: President